Exhibit 2

T R A N S A L T A   C O R P O R A T I O N

Q U A R T E R L Y   R E P O R T   2 0 0 4

Q1:2004

M A N A G E M E N T ' S    D I S C U S S I O N    A N D    A N A L Y S I S

This management's discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation (TransAlta or the corporation) as at and for the three months ended March 31, 2004 and 2003, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in TransAlta's annual report for the year ended Dec. 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted. This MD&A is dated April 21, 2004. Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

F O R W A R D - L O O K I N G    S T A T E M E N T S

This MD&A contains forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta. In some cases, forward-looking statements can be identified by terms such as 'may', 'will', 'believe', 'expect', 'potential', 'enable', 'continue' or other comparable terminology. These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation's actual performance to be materially different from those projected. Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues, costs, the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates; results of financing efforts; changes in counterparty risk; and the impact of accounting standards issued by Canadian and U.S. standard setters. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

R E S U L T S    O F    O P E R A T I O N S

The results of operations are organized by consolidated results and by business segment. TransAlta has two business segments: Generation and Energy Marketing. TransAlta's segments are supported by a corporate group that provides finance, treasury, legal, human resources and other administrative support. These corporate group overheads are allocated to the business segments.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency transactions and balances is discussed with the relevant income statement and balance sheet items. While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the individual items is reflected in the cumulative translation account on the consolidated balance sheet.

H I G H L I G H T S

Net earnings for the three months ended March 31, 2004 were $47.2 million compared to $48.7 million for the same period in 2003 due to higher margins and lower operating, maintenance and administration (OM&A) expenses, which were more than offset by higher depreciation expense, higher interest expense and higher non-controlling interests. Earnings per share of $0.25 for the first quarter of 2004 were $0.03 lower than the same period in 2003 due to the slightly lower net earnings and a higher number of common shares outstanding.

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The following table depicts key financial results and statistical operating data:

3 months ended March 31	2004	2003[1]

Availability (%)	91.6	93.4
Production (GWh)	14,070	13,004
Electricity trading volumes (GWh)	18,063	23,288
Gas trading volumes (million GJ)	75.4	52.9

Revenue	$701.1	$639.5

Gross margin	$364.3	$350.1

Net earnings	$47.2	$48.7

Basic earnings per common share:	0.25	0.28
Diluted earnings per common share:	0.24	0.28

Cash flow from operating activities	$177.3	$161.2

1	TransAlta early adopted the amended standard on the presentation of liabilities and equity on Jan. 1, 2004. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

Overall availability for the first quarter of 2004 was lower than the first quarter of 2003 due to unplanned outages at the Chihuahua and Campeche plants.

Production increased by 1,066 gigawatt hours (GWh) in the three months ended March 31, 2004 as a result of incremental production from the 440 MW expansion at the Sarnia plant and the commissioning of the 259-MW Chihuahua and 252-MW Campeche plants (the new plants) and decreased planned maintenance at the Alberta thermal plants.

In the first quarter of 2004, TransAlta earned higher revenues compared to the same period in 2003 primarily as a result of increased production from the new plants ($68.1 million). This increase was partially offset by lower spot prices.

Gross margin increased by $14.2 million in the three months ended March 31, 2004 compared to the same period in 2003 as incremental margins from the new plants and higher energy trading margins were partially offset by increased coal costs.

Net earnings for the three months ended March 31, 2004 were $47.2 million ($0.25 per common share) compared to $48.7 million ($0.28 per common share) in the same period in 2003. The decrease is due to higher net interest expense and non-controlling interests partially offset by higher operating income. Non-controlling interests increased primarily due to the sale of the Sheerness plant to TransAlta Cogeneration, L.P. (TA Cogen) in the third quarter of 2003.

Cash flow from operating activities for the three months ended March 31, 2004 was $177.3 million compared to $161.2 million in the first quarter of 2003 due to a reduction in working capital. Cash flow from operations was primarily used to repay short-term debt and fund capital expenditures.

Operating income is shown because each business segment assumes responsibility for its operating results measured to operating income, and it is a widely accepted measure of financial performance used by some analysts and investors to analyze and compare companies on the basis of operating performance. Operating income is not defined under GAAP and should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP as an indicator of the corporation's financial performance or liquidity. TransAlta's operating income is not necessarily comparable to a similarly titled measure of another company. Operating income is reconciled to net earnings on the next page.

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T R A N S A L T A  C OR P O R A T I O N

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3 months ended March 31	2004	2003[1]

Operating income	$137.3	$131.9
Other income (expense)	–	(0.2)
Foreign exchange gain (loss)	1.2	(7.5)
Net interest expense	(60.9)	(43.6)

Earnings before non-controlling interests and income taxes	77.6	80.6
Non-controlling interests	14.7	7.5

Earnings before income taxes	62.9	73.1
Income tax expense	15.7	24.4

Net earnings	$47.2	$48.7

1	TransAlta early adopted the amended standard on the presentation of liabilities and equity on Jan. 1, 2004. See Note 1 to the unaudited interim consolidated financial statements for further discussion. Prior periods have been restated.

Operating income for the first quarter of 2004 increased by $5.4 million primarily as a result of lower planned maintenance costs at the Alberta thermal plants and the gain on sale of TransAlta Power units. This was partially offset by an additional $22.9 million pre-tax provision made against outstanding Energy Marketing receivables related to energy sales in California in 2000 and 2001. For further discussion on the provision, see Prior Period Regulatory Decision under Significant Events in this MD&A. Operating income also decreased due to increased depreciation costs resulting from the acquisition of a 50 per cent interest in CE Generation LLC (CE Gen). The new plants had $5.8 million of incremental operating losses as the gross margin was insufficient to cover depreciation and OM&A expenses. Operating income for the three months ended March 31, 2004 is reconciled to operating income for the same period in 2003, as shown below:

Operating income March 31, 2003	$131.9
Higher Energy Marketing gross margins	2.3
Prior period regulatory decision	(22.9)
Increased depreciation	(9.1)
Incremental operating losses from new plants	(5.8)
Decreased OM&A	24.5
Lower Generation gross margins from existing plants	(3.6)
Gain on sale of TransAlta Power partnership units	19.9
Other	0.1

Operating income March 31, 2004	$137.3

The corporation's financial reporting procedures and practices have enabled the certification of TransAlta's first quarter report to shareholders in voluntary compliance with the requirements of Section 302 of the Sarbanes-Oxley Act.

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S I G N I F I C A N T    E V E N T S

Prior period regulatory decision

Although TransAlta has been exonerated from illegal activities during the energy crisis in California in 2000 and 2001, a regulatory decision affecting that period was rendered during the first quarter of 2004. This decision required a reassessment of the value of receivables related to energy sales in California during 2000 and 2001.

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. Therefore, TransAlta has recorded an additional pre-tax provision of US$17.2 million (Cdn$22.9 million). The after-tax impact is Cdn$14.9 million. TransAlta expects to collect the remaining US$5.4 million within the next 12 months.

FERC has indicated that it will provide an opportunity near the end of the refund hearings for power marketers such as TransAlta to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta is currently assessing the amount of any operating losses it has suffered as a result of the refund methodology applied on March 17, 2004 by CAISO. TransAlta may file with FERC a petition for relief from the refund obligation once this assessment is completed. While the outcome of any such filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

Equity offering

In March and April of 2003, the corporation issued a total of 17.25 million common shares for gross proceeds of $276.0 million.

Acquisitions

In January 2003, the corporation purchased a 50 per cent interest in CE Gen. Note 2 of the unaudited interim consolidated financial statements discloses details of the transaction. TransAlta's share of CE Gen's results is included in the Generation segment.

In January 2003, TransAlta acquired a 50 per cent interest in EPCOR Utilities Inc.'s (EPCOR) Genesee 3 project. The 450 MW addition to the existing Genesee Generating Station is currently under construction southwest of Edmonton, Alberta, and TransAlta's share of the project is estimated to cost $395 million. Included in the arrangement was an option for EPCOR to purchase a 50 per cent interest in TransAlta's Sarnia plant which was exercisable until March 31, 2004. EPCOR did not exercise this option.

N E W    A C C O U N T I N G    S T A N D A R D S

The CICA has amended the standard on the presentation of liabilities and equity effective for years beginning on or after Nov. 1, 2004. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity's own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity. TransAlta early adopted this standard effective Jan. 1, 2004 and has therefore presented the corporation's preferred securities as financial liabilities on the consolidated balance sheets. Preferred securities distributions are included in interest expense on the consolidated statement of earnings and are therefore included as a deduction in arriving at net earnings. Prior periods have been restated.

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Effective Jan. 1, 2004, TransAlta has elected to present employee share purchase plan loans as a deduction from shareholders' equity. Prior periods have been restated. The impact of this new accounting treatment is immaterial to the consolidated financial statements.

D I S C U S S I O N    O F    S E G M E N T E D    R E S U L T S

GENERATION: Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., Mexico and Australia. At March 31, 2004, Generation had 8,736 MW of gross generating capacity in operation (8,322 MW net ownership interest) and 293 MW under construction.

For the three months ended March 31, 2004, availability was 91.6 per cent compared to 93.4 per cent in the same period in 2003 due to outages at the Chihuahua and Campeche plants.

The results of the Generation segment are as follows:

		2004		2003
3 months ended March 31	Total	Per MWh	Total	Per MWh

Revenues	$661.3	$47.00	$605.5	$46.56
Fuel and purchased power	(310.0)	(22.03)	(266.1)	(20.46)

Gross margin	351.3	24.97	339.4	26.10

Operations, maintenance and administration	105.4	7.49	118.1	9.08
Depreciation and amortization	91.5	6.50	69.3	5.33
Taxes, other than income taxes	5.9	0.42	6.1	0.47

Operating expenses	202.8	14.41	193.5	14.88
Gain on sale of TransAlta Power partnership units	(19.9)	(1.41)	–	–
Corporate allocations	18.0	1.28	19.4	1.49

Operating income	$150.4	$10.69	$126.5	$9.73

Generation's revenues are derived from the production of electricity and steam as well as ancillary services such as system support. Revenues are subject to seasonal variations and TransAlta is exposed to market fluctuations in energy commodity prices related to its generation activities. The corporation closely monitors the risks associated with these commodity price changes on its future operations and, where appropriate, uses various physical and financial instruments to hedge its assets and operations from such price risk. These contracts are designated as effective hedge positions of future cash flows or fair values of the output and production of its owned assets. Under Canadian GAAP, settlement accounting is used for hedging. Under U.S. GAAP, hedging activities are accounted for in accordance with the Financial Accounting Standards Board (FASB) Statement 133.

TransAlta's production volumes, electricity and steam production revenues and fuel and purchased power costs are presented below:

						Fuel &
			Fuel &			Purchased	Gross
3 months ended	Production		Purchased	Gross	Revenue	Power	Margin
March 31, 2004	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh

Alberta PPAs	6,664	$178.4	$48.6	$129.8	$26.77	$7.29	$19.48
Long-term contracts	2,548	212.1	138.5	73.6	83.24	54.35	28.89
Merchant	4,260	206.7	108.4	98.3	48.52	25.44	23.08
CE Gen	598	64.1	14.5	49.6	107.19	24.25	82.94

	14,070	$661.3	$310.0	$351.3	$47.00	$22.03	$24.97

						Fuel &
			Fuel &			Purchased	Gross
3 months ended	Production		Purchased	Gross	Revenue	Power	Margin
March 31, 2003	(GWh)	Revenue	Power	Margin	per MWh	per MWh	per MWh

Alberta PPAs	7,137	$201.1	$47.7	$153.4	$28.18	$6.68	$21.50
Long-term contracts	1,715	148.6	97.5	51.1	86.65	56.85	29.80
Merchant	3,656	198.8	104.8	94.0	54.37	28.67	25.70
CE Gen	496	57.0	16.1	40.9	114.92	32.46	82.46

	13,004	$605.5	266.1	$339.4	$46.56	$20.46	$26.10

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Alberta PPAs

In the first quarter of 2004, production decreased by 473 GWh compared to the same period in 2003 due primarily to the production from the Wabamun plant being sold as merchant production as the PPA for the plant expired on Dec. 31, 2003.

For the three months ended March 31, 2004, revenues decreased by $1.41 per megawatt hour (MWh) compared to the same period in 2003 due to lower incentive payments resulting from lower electricity market prices. Fuel and purchased power for the three months ended March 31, 2004 increased by $0.61 per MWh compared to the same period in 2003 due to increased fuel costs. Substantially all of the coal used for production under Alberta PPAs is from coal reserves owned by TransAlta.

Long-term contracts

Production increased by 833 GWh for the first quarter of 2004 compared to the same period in 2003. The increase is the result of incremental production from the new plants.

Revenues decreased by $3.41 per MWh in the three months ended March 31, 2004 compared to the same period in 2003. The decrease is due to lower natural gas prices, which are passed through to the customer, and decreased steam revenues earned from the Sarnia plant. Fuel and purchased power decreased by $2.50 per MWh in the three months ended March 31, 2004 compared to the same period in 2003 primarily due to lower natural gas market prices and decreased gas volumes used for steam production.

As shown in the above graphs, electricity spot prices in all markets were lower in the first quarter of 2004 compared to the same period in 2003. Warm weather, excess capacity and lower natural gas prices contributed to the decrease. Spark spreads decreased in all three markets as electricity prices declined more than natural gas prices. Electricity prices generally decrease as a result of decreased natural gas prices; however, they may not be completely correlated due to the existence of generation overcapacity in a specific market or other generation fuel sources in that market such as hydro or nuclear power.

In the first quarter of 2004, merchant production was 4,260 GWh, of which 1,839 GWh was contracted under short- to medium-term contracts. In the first quarter of 2003, merchant production was 3,656 GWh, of which 2,550 GWh was contracted. The increased production was primarily due to uncontracted production from the Wabamun plant which is now sold on the spot market.

For the three months ended March 31, 2004, merchant revenues decreased by $5.85 per MWh and fuel and purchased power decreased by $3.23 per MWh compared to the first quarter of 2003. The decreases were due to the strengthening of the Canadian dollar compared to the U.S. dollar and lower natural gas prices.

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CE Gen

In the first quarter of 2004, TransAlta's share of CE Gen production increased by 102 GWh as a result of a full quarter of production in 2004 partially offset by decreased production at the Power Resources facility due to the expiration of the long-term contract in September 2003. Revenues for the first quarter of 2004 were US$80.10 per MWh compared to US$77.82 per MWh for the same period in 2003. The increase is due to higher production at the geothermal plants which generally have higher contracted prices per MWh compared to the gas plants. The increase in revenue of US$2.28 per MWh was more than offset by the strengthening of the Canadian dollar compared to the U.S. dollar resulting in a decrease in revenue of Cdn$7.73 per MWh. Fuel costs in the first quarter of 2004 were US$18.39 per MWh compared to US$21.98 per MWh in the first quarter of 2003. The decrease was primarily due to lower fuel costs at the gas plants.

Operations, maintenance and administration expense

In the first quarter of 2004, OM&A expenses decreased by $12.7 million over the same period in 2003 due to decreased planned maintenance at the Alberta thermal plants, partially offset by incremental operating expenditures at the new plants.

The table below shows the amount of planned maintenance capitalized and expensed in the three months ended March 31, 2004 and 2003, excluding CE Gen.

Planned maintenance expenditures
3 months ended March 31	2004	2003

Capitalized	$9.4	$16.4
Expensed	4.4	16.1

	$13.8	$32.5

In the three months ended March 31, 2004, there was 15 GWh of production lost due to planned maintenance compared to 418 GWh lost in the first quarter of 2003 due to less planned maintenance at the Alberta thermal plants

Depreciation and amortization

Depreciation and amortization increased by $22.2 million in the first quarter of 2004 compared to the same period in 2003 due to incremental depreciation from the new plants and CE Gen.

Taxes other than income taxes

For the three months ended March 31, 2004, taxes other than income taxes were consistent with the same period in 2003.

ENERGY MARKETING: Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives not supported by TransAlta owned generation assets. Energy Marketing also utilizes contracts of various durations for the forward sales of electricity and purchases of natural gas and transmission capacity to effectively manage available generating capacity and fuel and transmission needs on behalf of Generation. These results are included in the Generation segment.

Energy Marketing uses commodity derivatives to manage risk, earn trading revenue and gain market information. The portfolio consists of physical and financial derivative instruments including forwards, swaps, futures and options in various commodities. These contracts meet the definition of trading activities and have been accounted for using fair values for both Canadian and U.S. GAAP. Changes in the fair values of the portfolio are recognized in income in the period they occur.

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The FASB Emerging Issues Task Force (EITF) has reached a consensus on EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes." EITF 03-11 gives guidance on whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis and concluded such classification is a matter of judgment that depends on the relevant facts and circumstances. TransAlta has concluded that real-time physical trading meets the definition of non-derivative contracts held for delivery and therefore real-time physical trading results are reported on a gross basis (trading revenues and trading purchases are shown separately) in the consolidated statement of earnings in compliance with EITF 03-11.

The results of the Energy Marketing segment are as follows:

3 months ended March 31	2004	2003

Revenues	$39.8	$34.0
Trading purchases	(26.8)	(23.3)

Gross margin	13.0	10.7

Operations, maintenance and administration	0.6	2.1
Depreciation and amortization	0.4	0.8

Operating expenses	1.0	2.9
Prior period regulatory decision	22.9	–
Corporate allocations	2.2	2.4

Operating income	$(13.1)	$5.4

Revenues increased by $5.8 million for the first quarter of 2004 compared to the same period in 2003. Real time physical trading purchases for the three months ended March 31, 2004 increased by $3.5 million relative to the three months ended March 31, 2003 resulting in an increase in gross margin of $2.3 million. During the third quarter of 2003, Energy Marketing re-evaluated trading strategies and consolidated the Annapolis trading office in Calgary. The closure of the Annapolis office and changing market opportunities resulted in fewer electricity volumes being traded and settled in the first quarter of 2004 as compared to 2003. With a focus on physical transmission and spark spread transactions, higher margins from better market opportunities compensated for the lower electricity volumes.

OM&A costs for the first quarter of 2004 were $1.5 million lower than the same period in 2003 due to the consolidation of the trading operations.

Depreciation and amortization for the three months ended March 31, 2004 was $0.4 million lower than the same period in 2003 due to capital asset disposals relating to the closure of the Annapolis office.

At March 31, 2004, TransAlta had a US$51.4 million receivable relating to energy sales in California. As previously discussed in Significant Events, a provision of US$28.8 million to account for potential refund liabilities was recorded in December 2000. On March 17, 2004, the CAISO released its preliminary adjusted prices indicating that TransAlta's refund liability is now US$46.0 million. Based on these preliminary refund estimates, TransAlta increased its provision for potential refund liabilities by US$17.2 million (Cdn$22.9 million) to US$46.0 million. TransAlta may file a petition for relief from the refund obligation.

TransAlta's price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions accounted for on a fair value, mark-to-market basis. With the exception of transmission contracts, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts is based upon statistical analysis of historical data. All transmission contracts are accounted for in accordance with FASB EITF 02-03. The following tables show the balance sheet classifications for price risk management assets and liabilities as well as the changes in the fair value of the net price risk management assets for the period.

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	March 31,	Dec. 31,
Balance Sheet	2004	2003

Price risk management assets
- Current	$39.8	$75.1
- Long-term	54.6	42.5
Price risk management liabilities
- Current	(30.7)	(69.2)
- Long-term	(48.5)	(35.7)

Net price risk management assets outstanding	$15.2	$12.7

Net price risk management assets outstanding at Dec. 31, 2003		$12.7
New contracts entered into during the period		4.1
Contracts realized, amortized or settled during the period		(3.6)
Changes in values attributable to market price and other market changes		2.0
Changes in values attributable to changes in valuation techniques and assumptions		–

Net price risk management assets outstanding at March 31, 2004		$15.2

The net price risk management assets and liabilities increased by $2.5 million compared to Dec. 31, 2003 due to a net increase in outstanding contracts of $0.5 million combined with a $2.0 million fair value increase. This change in net price risk management assets and liabilities is reflected as unrealized gains as a component within gross margin. The decrease in current assets and liabilities is a result of the decision to exit from the New York Transmission Congestion Contract (TCC) market and the associated decrease in electricity volumes traded. TransAlta's forecast for gas prices has increased relative to December 2003, which resulted in increased gas volumes along with long-term asset and liability positions associated with heat rate contracts.

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter is as follows:

						2009 and
	2004	2005	2006	2007	2008	thereafter	Total

Prices actively quoted	$6.3	$3.3	$2.1	$1.5	$–	$–	$13.2
Prices based on models	2.0	–	–	–	–	–	2.0

	$8.3	$3.3	$2.1	$1.5	$–	$–	$15.2

TransAlta's trading activities are mainly short-term transactions, thereby limiting credit risk and maintaining low working capital requirements. Contracts for 2008 have minimal value and therefore are disclosed at zero value.

Energy Marketing's fixed price trading positions at March 31, 2004 were as follows:

		Fixed price payor	Fixed price receiver	Maximum term
	Units (000s)	notional amounts	notional amounts	in months

Electricity	MWh	5,947.5	6,761.5	58
Natural gas	GJ	40,609.4	55,340.9	21

Energy Marketing's fixed price trading positions at Dec. 31, 2003 were as follows:

		Fixed price payor	Fixed price receiver	Maximum term
	Units (000s)	notional amounts	notional amounts	in months

Electricity	MWh	13,872.6	4,106.8	33
Natural gas	GJ	37,805.3	56,308.8	24

Proprietary trading encompasses a range of contractual terms spanning from short-term speculative trading of one to 24 months to longer-term marketing transactions with potential terms greater than 24 months. The decrease in electricity payor amounts is due to TransAlta's exit from the TCC market.

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The corporation's electrical transmission contracts net trading position of 7.0 million MWh at March 31, 2004 is consistent with the trading position of 7.4 million MWh at Dec. 31, 2003.

In accordance with EITF 02-03, physical transmission is accounted for under accrual accounting. At March 31, 2004 TransAlta recorded $9.1 million on the consolidated balance sheet as prepaid transmission related to these contracts compared to $1.5 million at Dec. 31, 2003. Physical transmission is widely used in the California and Ontario markets. The maximum term of these contracts is 12 months.

Gross physical and financial settled sales of proprietary trading transactions are as follows:

Electricity (GWh)
3 months ended March 31	2004	2003

Physical	13,426	14,027
Financial	4,637	9,261

	18,063	23,288

Gas (million GJ)
3 months ended March 31	2004	2003

Physical	23.2	29.5
Financial	52.2	23.4

	75.4	52.9

Electricity volumes in the three months ended March 31, 2004 were lower than the same period in 2003 due to the elimination of trading in New York TCCs in 2003. Power trading strategies consist of shorter-term physical and financial trades in regions where TransAlta has assets and the markets that interconnect with those regions.

The increase in gas volumes relates to the increased use of heat rate contracts, which involve a gas component, to manage power price risk in the electricity trading. Due to the liquidity of the gas market relative to power markets, the gas component in the heat rate contract is actively traded to optimize the contract. Gas trading, independent of power trading strategies, continues to be a small part of the risk taken in the marketplace.

In June 2003, FERC issued two show cause orders, the Partnership Gaming Order and the Gaming Practices Order, in which TransAlta's U.S. subsidiaries were named. These orders required TransAlta to justify certain trading activities in California between Oct. 1, 2000 and June 20, 2001. In response to FERC's show cause orders, TransAlta confirmed that it did not engage in gaming behavior. Based on the information provided by TransAlta, FERC Trial Staff filed a Motion to Dismiss with respect to TransAlta in the two show cause proceedings. On Jan. 22, 2004, FERC granted the Trial Staff's motion to dismiss TransAlta from both the Partnership Gaming Order and the Gaming Practices Order. FERC found that TransAlta did not engage in prohibited gaming practices.

Beginning in June 2002, a TransAlta U.S. subsidiary received requests from the U.S. Commodity Futures Trading

Commission (CFTC) requesting information concerning the electricity and natural gas trading activities relating to the wash sales under the Commodity Exchange Act. TransAlta provided the CFTC with information pursuant to its request. On Jan. 29, 2004, TransAlta received official notice from the CFTC that it was closing its investigation at that time. While the CFTC reserved its right to re-open the investigation, TransAlta believes this is unlikely.

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N E T   I N T E R E S T   E X P E N S E ,   O T H E R   E X P E N S E ,   F O R E I G N  E X C H A N G E  A N D

N O N - C O N T R O L L I N G   I N T E R E S T S

3 months ended March 31	2004	2003

Interest on recourse and non-recourse debt	$56.5	$57.0
Interest on preferred securities	9.2	9.2
Interest income	(0.4)	(1.7)
Capitalized interest	(4.4)	(20.9)

Net interest expense	60.9	43.6
Other expense	–	0.2
Foreign exchange loss (gain)	(1.2)	7.5
Non-controlling interests	14.7	7.5

	$74.4	$58.8

For the three months ended March 31, 2004, net interest expense increased by $17.3 million compared to the same period in 2003. The increase is primarily due to decreased capitalized interest as a result of the completion of the Sarnia, Campeche and Chihuahua plants, partially offset by the Summerview Wind Farm and Genesee 3 project.

The foreign exchange loss in 2003 related to a reduction in the value of a goods and services tax receivable in Mexico associated with equipment purchases and was the result of the weakening of the Mexican peso relative to the U.S. and Canadian dollars.

The increase in earnings attributable to non-controlling interests in the first quarter of 2004 compared to the same period in 2003 is attributable to the sale of the Sheerness plant to TA Cogen in the third quarter of 2003.

I N C O M E    T A X E S

3 months ended March 31                                                                                                                                           2004                       2003

Income tax expense	$ 15.7	$ 24.4
Effective tax rate	25.0%	33.4%

The effective income tax rate, expressed as a percentage of earnings before income taxes, is lower than 2003 due to the benefit of the reduced Alberta tax rate expected to apply to TransAlta's future tax liabilities. As a result, income tax expense decreased by $8.7 million in the first quarter of 2004 compared to the same period in 2003.

F I N A N C I A L   P O S I T I O N

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2003 to March 31, 2004:

	Increase/ (Decrease)	Explanation
Cash and cash equivalents	$(33.5)	Refer to Consolidated Statements of Cash Flows
Prepaid expenses	33.0	Increase in phsical transmission rights, insurance premiums, deferred stripping costs at Centralia and premiums paid on financial transactions.
Long-term recievables	(120.1)	Receipt of the Zinc Recovery receivable at CE Gen, increase in California receivable provision and transfer of remaining California receivable to current receivables. The Zinc Recovery funds were used to repay the CE Gen secured bonds.
Property, plant and equitment, net of accumulted depreciation	46.5	Increase due to the construction of the Summerview Wind Farm and Genesee 3 project, partially offset by depreciation.
Short-term debt	(115.4)	Repayment of short-term debt.
Accounts payable and accrued liabilities	33.9	Increase due to timing differences.
Non-recourse long-term debt (including current portion)	(87.9)	Repayment of CE Gen secured bonds with Zinc Recovery funds.
Non-controlling interests	62.1	Increase in non-controlling interest due to the Sheerness transaction.

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S T A T E M E N T S    O F    C A S H F L O W S :

3 months ended March 31	2004	2003	Explanation
Cash and cash equivalents, beginning of period	$155.0	$143.3

Provided by (used in):
Operating activities	177.3	161.2	Decreased cash earnings in 2004 offset by lower working capital requirements.
			In 2003, higher earnings offset by increased working capital requirements.
Investing activities	50.2	(614.6)

In 2004, capital expenditures of $91.9 million relating primarily to the construction of the Summerview Wind Farm and the Genesse 3 project, more than offset by proceeds from the exercise of TransAlta Power warrants of $55.4 million and the collection of the $90.8 million Zinc Recovery long-term receivable.

In 2003, capital expenditures of $292.9 million relating primarily to the construction of Genesee 3, construction activities at the Mexican plants and the acquisition of CE Gen for $323.4 million (net of cash acquired of $43.2 million).

Financing activities	(261.0)	429.1	In 2004, net repayment of long-term borrowings of $107.6 million, repayment of $115.4 million of short-term debt and cash dividends on common shares of $36.5 million.
			In 2003, increase in net short- and long-term borrowings and the issuance of common shares for net proceeds of $232.0 million were offset by cash dividends of $30.1 million and distributions to non-controlling interests of $7.6 million.
Translation of foreign currency cash	–	(1.2)

Cash and cash equivalents, end of period	$121.5	$117.8

L I Q U I D I T Y    A N D    C A P I T A L    R E S O U R C E S

In the first quarter of 2004, TransAlta spent $91.9 million on capital expenditures and repaid net short- and long-term debt of $223.0 million. The first quarter of 2003 included $616.3 million of capital expenditures and acquisitions and $235.0 million net increase in debt. Including the non-recourse debt held by CE Gen, TransAlta's short- and long-term debt balance on March 31, 2004 decreased by $212.3 million compared to Dec. 31, 2003. Cash flow from operations, the receipt of the Zinc Recovery receivable and the sale of TransAlta Power units associated with the related exercise of warrants by unit holders were used to repay debt.

At March 31, 2004, TransAlta's total debt (including non-recourse debt) to invested capital ratio was 45.6 per cent (41.1 per cent excluding non-recourse debt). This represents an improvement from the Dec. 31, 2003 ratio of 47.6 per cent (42.5 per cent excluding non-recourse debt).

At March 31, 2004, TransAlta's working capital ratio was 103.6 per cent compared to 93.6 per cent at Dec. 31, 2003.

TransAlta has provided guarantees to counterparties in order to facilitate Energy Marketing activities (physical and financial transactions) and for performance and payment of certain obligations. To the extent liabilities exist for trading activities, they are included in the consolidated balance sheet. The exposure for Energy Marketing activities at March 31, 2004 under both limited and unlimited guarantees would have been $486.3 million compared to $409.6 million at Dec. 31, 2003. The limit under performance guarantees at March 31, 2004 was $786.7 million compared to $828.6 million at Dec. 31, 2003. Collateral available was approximately $1.3 billion.

During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the Campeche plant. On April 5, 2004. the guarantee was released and the US$133.6 million of debt related to the plant became non-recourse to the corporation.

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O U T L O O K

The key factors affecting the financial results for the remainder of 2004 continue to be the megawatt capacity in place, the availability of and production from generating assets, the margins applicable to non-contracted production, the costs of production, and the volumes traded and margins achieved on Energy Marketing activities.

Production and availability

Generating capacity is expected to increase during the remainder of 2004 due to the expected completion of the 68-MW Summerview Wind Farm project in the fourth quarter. On Dec. 31, 2004 TransAlta expects to decommission units one and two of the Wabamun plant (62 MW and 57 MW, respectively).

Availability for the remainder of 2004 is expected to be slightly lower than the first quarter of 2004 due to increased planned maintenance. TransAlta expects to lose approximately 2,700 GWh of production due to planned maintenance in 2004 (15 GWh in the first quarter), compared to approximately 2,300 GWh in 2003 (418 GWh in the first quarter). Production levels in 2004 are still expected to be higher than 2003 levels due to the capacity additions that occurred throughout 2003 partially offset by increased planned maintenance.

If the plants do not meet the availability or production targets specified in the PPAs or other long-term contracts then the corporation must either compensate the purchaser for the loss in the availability of production or suffer a reduction in electrical or capacity payments. Consequently, an extended outage could have a material adverse effect on the business, financial condition, results of operations, or cash flows of the corporation.

Production and gross margins from the merchant gas plants are subject to the changes in spark spreads discussed in the following section. TransAlta has not entered into fixed commodity agreements for gas for these merchant plants as gas will be purchased coincident with spot market spark spreads being adequate to produce and sell electricity.

Power prices

Electricity spot prices for the remainder of the year are expected to be higher than in the first quarter of 2004 in the Pacific Northwest due to lower hydro production. Spot prices in Alberta and Ontario are expected to be consistent with the first quarter. Spark spreads are expected to be comparable to the first quarter of 2004 as natural gas prices are also expected to remain at their current levels.

Exposure to volatility in electricity prices and spark spreads is substantially mitigated through firm-price, long-term electricity sales contracts. Exposure to volatility in gas prices is partially mitigated by the flow-through of the costs of natural gas to customers in some of these contracts and the existence of price caps in certain natural gas supply contracts. For the remainder of 2004, approximately 80 per cent of output is contracted, a significant portion of which relates to the Alberta PPAs, which are based on achieving specified availability rates. The corporation will continue to focus on maximizing revenues from these contracts.

On April 15, 2004 the Ontario Ministry of Energy released proposed reforms to Ontario's electricity sector. These proposals include a combination of a regulated and competitive market, targets for energy conservation and the use of renewable energy, providing consumer price stability and the creation of a new Ontario Power Authority to ensure an adequate long-term supply of electricity. The Ontario Ministry of Energy is planning to introduce legislation in early June to establish the new energy sector structure and, subject to passage of the legislation, implementation of the structure is targeted for early 2005. Dependent on the legislation passed and the resultant changes in merchant pricing or the availability of stable long-term contracts for electricity producers, the future operating results of TransAlta's Sarnia Cogeneration plant may be significantly affected. TransAlta can not reasonably assess the impact of the proposed changes to the structure of the Ontario energy sector and its impact on Sarnia's future operational results.

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Costs of production

Fluctuations in the cost of coal are minimized through ownership of reserves in Alberta and Washington. OM&A costs per MWh fluctuate by quarter and are dependent on the timing and nature of maintenance activities. OM&A costs per MWh are expected to increase for the remainder of 2004 due to planned maintenance.

Energy Marketing

Short-term and real-time markets are expected to be similar to the first quarter of 2004. Energy Marketing will continue to concentrate on buying and selling electricity, gas and electrical transmission contracts in these markets. This type of trading does not involve long-term contracts and therefore value at risk and volatility related to fair value accounting is relatively low.

Capital and maintenance expenditures

Capital expenditures are expected to be approximately $400 million to $425 million of which approximately $160 million will be spent on renewable growth projects and the Genesee 3 project. The remainder will be spent on planned and preventative maintenance, including CE Gen, mine capital and productivity related investments. Financing for these expenditures is expected to come from a combination of cash from operations and the exercising of TransAlta Power warrants related to the sale of Sheerness.

Exposure to fluctuations in foreign currencies

TransAlta will continue to offset foreign denominated assets with foreign denominated liabilities. TransAlta also has foreign currency expenses, primarily interest charges, offsetting foreign currency revenues. This strategy minimizes the impact on TransAlta of the recent appreciation in the Canadian dollar against the U.S. dollar.

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T R A N S A L T A   C O R P O R A T I O N

C O N S O L I D A T E D   S T A T E M E N T S   O F   E A R N I N G S   A N D   R E T A I N E D   E A R N I N G S

(in millions of Canadian dollars except per share amounts)

		Unaudited
3 months ended March 31	2004		2003

		(Restated,
			Note 1)
Revenues	$701.1		$639.5
Trading purchases	(26.8)		(23.3)
Fuel and purchased power	(310.0)		(266.1)

Gross margin	364.3		350.1

Operations, maintenance and administration	123.2		137.7
Depreciation and amortization (Note 11)	94.9		74.4
Taxes, other than income taxes	5.9		6.1

Operating expenses	224.0		218.2
Prior period regulatory decision (Note 4)	22.9		–
Gain on sale of TransAlta Power partnership units (Note 2)	(19.9)		–

	3.0		–

Operating income	137.3		131.9
Other expense	–		(0.2)
Foreign exchange gain (loss)	1.2		(7.5)
Net interest expense (Note 5)	(60.9)		(43.6)

Earnings before non-controlling interests
and income taxes	77.6		80.6
Non-controlling interests	14.7		7.5

Earnings before income taxes	62.9		73.1
Income tax expense	15.7		24.4

Net earnings	$47.2		$48.7
Common share dividends	(47.9)		(42.6)
Retained earnings
Opening balance	933.9		884.7

Closing balance	$933.2		$890.8

Weighted average common shares outstanding in the period	191.4		172.4

Basic earnings per share
Net earnings	$0.25		$0.28

Diluted earnings per share
Net earnings	$0.24		$0.28

See accompanying notes.

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T R A N S A L T A C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S
(in millions of Canadian dollars)
	Unaudited
3 months ended March 31	2004	2003

		(Restated,
		Note 1)
Operating activities
Net earnings	$47.2	$48.7
Depreciation and amortization (Note 11)	101.5	80.9
California receivable provision (Note 4)	22.9	–
Gain on sale of TransAlta Power partnership units (Note 2)	(19.9)	–
Non-controlling interests	14.7	7.5
Asset retirement obligation accretion	5.0	5.2
Future income taxes	(3.7)	7.9
Unrealized loss (gain) from energy marketing activities	(2.6)	2.0
Asset retirement obligation costs incurred	(1.5)	(1.5)
Foreign exchange loss (gain)	(1.2)	7.5
Gain on sale of assets	–	(0.5)
Other non-cash items	(1.1)	1.4

	161.3	159.1
Change in non-cash operating working capital balances	16.0	2.1

Cash flow from operating activities	177.3	161.2

Investing activities
Long-term receivables (Note 4)	90.8	0.4
Additions to property, plant and equipment	(91.9)	(292.9)
Proceeds on sale of TransAlta Power partnership units	55.4	–
Restricted cash (Note 2)	0.7	–
Acquisitions (Note 2)	–	(323.4)
Deferred charges and other	(4.8)	1.3

Cash flow from (used in) investing activities	50.2	(614.6)

Financing activities
Net increase (decrease) in short-term debt	(115.4)	103.0
Repayment of long-term debt	(110.3)	(1.1)
Dividends on common shares	(36.5)	(30.1)
Issuance of long-term debt	2.7	133.1
Distributions to subsidiary's non-controlling limited partner	(1.0)	(7.6)
Net proceeds on issuance of common shares (Note 8)	–	232.0
Deferred financing charges and other	(0.5)	(0.2)

Cash flow from (used in) financing activities	(261.0)	429.1

Cash flow used in operating, investing and financing activities	(33.5)	(24.3)
Effect of translation on foreign currency cash	–	(1.2)

Decrease in cash and cash equivalents	(33.5)	(25.5)
Cash and cash equivalents, beginning of period	155.0	143.3

Cash and cash equivalents, end of period	$121.5	$117.8

See accompanying notes.

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T R A N S A L T A C O R P O R A T I O N
C O N S O L I D A T E D B A L A N C E S H E E T S
(in millions of Canadian dollars)
	March 31	Dec. 31
	2004	2003
	Unaudited	Audited*

		(Restated,
		Note 1)
ASSETS
Current assets
Cash and cash equivalents	$121.5	$155.0
Accounts receivable	421.7	410.2
Prepaid expenses	86.8	53.8
Price risk management assets (Note 3)	39.8	75.1
Future income tax assets	27.7	29.4
Income taxes receivable	102.7	108.9
Inventory	44.3	47.0

	844.5	879.4

Restricted cash (Note 2)	9.1	9.9
Investments	5.0	5.0
Long-term receivables(Note 4)	–	120.1
Property, plant and equipment
Cost	8,744.1	8,619.4
Accumulated depreciation	(2,380.7)	(2,302.5)

	6,363.4	6,316.9
Goodwill (Note 2)	149.5	149.6
Intangible assets	531.3	545.8
Future income tax assets	116.4	101.0
Price risk management assets (Note 3)	54.6	42.5
Other assets	223.2	226.8

Total assets	$8,297.0	$8,397.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$4.4	$119.8
Accounts payable and accrued liabilities	581.1	547.2
Price risk management liabilities (Note 3)	30.7	69.2
Future income tax liabilities	1.5	4.6
Dividends payable	14.9	14.9
Current portion of long-term debt - recourse	138.9	138.5
Current portion of long-term debt - non-recourse	43.5	45.3

	815.0	939.5

Long-term debt - recourse	2,418.7	2,428.1
Long-term debt - non-recourse	448.1	534.2
Preferred securities (Notes 1 and 5)	475.0	475.0
Deferred credits and other long-term liabilities (Note 6)	377.3	359.3
Future income tax liabilities	699.0	686.7
Price risk management liabilities (Note 3)	48.5	35.7
Non-controlling interests	540.0	477.9
Common shareholders' equity
Common shares (Note 8)	1,568.3	1,555.7
Retained earnings	933.2	933.9
Cumulative translation adjustment	(26.1)	(29.0)

	2,475.4	2,460.6

Total liabilities and shareholders’ equity	$8,297.0	$8,397.0

Contingencies (Note 9)
See accompanying notes.
* Derived from the audited Dec. 31, 2003 consolidated financial statements.
		:	P17

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N O T E S    T O    C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S   ( U N A U D I T E D )

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1 . A C C O U N T I N G    P O L I C I E S

These unaudited interim consolidated financial statements do not include all of the disclosures included in the corporation's annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation's most recent annual consolidated financial statements.

These unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim period.

TransAlta's results are seasonal due to the nature of the electricity market and related fuel costs.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those used in the corporation's most recent annual consolidated financial statements, except for accounting for preferred securities and employee share purchase loans.

Accounting for preferred securities

TransAlta early adopted the amended CICA standard on the presentation of liabilities and equity. The standard addresses the situation in which an entity has a contractual obligation of a fixed amount or an amount that fluctuates in part or in full in response to changes in a variable other than the market price of the entity's own equity instruments, but the entity must, or can, settle the obligation by delivery of its own equity instruments (the number of which depends on the amount of the obligation). Such an obligation is a financial liability of the entity.

TransAlta has presented the corporation's preferred securities as financial liabilities on the consolidated balance sheets. Preferred securities distributions are included in interest expense on the consolidated statements of earnings (Note 5) and therefore included as a deduction in arriving at net earnings. The effect of this change in accounting policy was recorded retroactively with restatement.

Employee share purchase loans

Effective Jan. 1, 2004, TransAlta has elected to prospectively present employee share purchase plan loans as a deduction from shareholders' equity. The impact of this new accounting treatment is immaterial to the consolidated financial statements.

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Stock-based compensation

Effective Jan. 1, 2003, the corporation elected to prospectively use the fair value method of accounting for awards granted under its fixed stock option plans and its performance stock option plan subsequent to Jan. 1, 2003. No awards were granted in 2003 or the first quarter of 2004.

Previously, the intrinsic value was used. The following table provides pro forma measures of net earnings and earnings per share had compensation expense been recognized for awards granted prior to 2003 based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation:

3 months ended March 31	2004	2003

Reported net earnings applicable to common shareholders	$47.2	$48.7
Compensation expense	0.4	0.6

Pro forma net earnings applicable to common shareholders	$46.8	$48.1

Reported basic earnings per share	$0.25	$0.28
Compensation expense per share	–	–

Pro forma basic earnings per share	$0.25	$0.28

Reported diluted earnings per share	$0.24	$0.28
Compensation expense per share	–	–

Pro forma diluted earnings per share	$0.24	$0.28

2 . A C Q U I S I T I O N S A N D D I S P O S A L S

A. Acquisitions

On Jan. 29, 2003, the corporation acquired a 50 per cent interest in CE Generation LLC (CE Gen). The purchase price allocation was finalized in the second quarter of 2003 and is presented below.

Net assets acquired at assigned values:
Working capital, including cash of $43.2 million	$60.3
Restricted cash	57.9
Current income tax receivable	2.4
Property, plant and equipment	414.6
Intangible assets	610.5
Goodwill	108.9
Note receivable	90.0
Non-recourse long-term debt, including current portion	(717.4)
Future income tax liability	(216.0)
Non-controlling interests	(44.6)
Total	$366.6

Consideration:
Cash	$366.6

Acquired intangibles in the amount of $610.5 million related to the fair value of power sale contracts acquired. The amount is being amortized on a straight-line basis over the terms of the contracts.

Goodwill resulted from the purchase of property, plant and equipment with no tax basis.

The amount of restricted cash acquired has been reduced subsequent to the acquisition as a result of TransAlta issuing a letter of credit in lieu of holding the restricted cash.

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B. Disposals

On July 31, 2003, TransAlta completed the sale of its 50 per cent interest in the two-unit 756-MW coal-fired Sheerness plant to TransAlta Cogeneration, L.P. (TA Cogen) for $630.0 million. TransAlta received cash proceeds of $149.9 million, $315.0 million in TA Cogen units and $165.1 million in TransAlta Power units. As part of the financing, and concurrent with the sale, TransAlta Power issued 17.75 million partnership units and 17.75 million warrants to the public for gross proceeds of $165.1 million, and 17.75 million partnership units to TransAlta for gross proceeds of $165.1 million. As a result of the of the unit issuance, TransAlta's ownership interest in TransAlta Power on July 31, 2003 was approximately 26 per cent. The warrants, when exercised, are exchangeable for one TransAlta Power unit at any time until Aug. 3, 2004. As the warrants are exercised, TransAlta will sell TransAlta Power units back to TransAlta Power for $9.30 per unit, reducing its ownership interest in TransAlta Power to its original 0.01 per cent and increasing cash proceeds by a further $165.1 million assuming all warrants are exercised. As a result of the exercising of warrants and the subsequent sale of TransAlta Power units back to TransAlta Power, TransAlta's ownership interest in TransAlta Power was approximately 11 per cent at March 31, 2004.

In the first quarter of 2004, TransAlta recognized $19.9 million of dilution gains on the exercise of warrants. TransAlta expects to recognize approximately $33 million of further gains on the assumption that the warrants are fully exercised and TransAlta's effective interest in TransAlta Power is reduced to its original 0.01 per cent.

3 .   P R I C E   R I S K   M A N A G E M E N T   A S S E T S   A N D   L I A B I L I T I E S

Energy Marketing's price risk management assets and liabilities represent the value of unsettled (unrealized) proprietary trading transactions and those asset backed trading transactions accounted for on a mark-to-market basis. With the exception of transmission contracts, the fair value of all energy trading activities is based on quoted market prices. The fair value of financial transmission contracts is based upon statistical analysis of historical data. All physical transmission contracts are accounted for on an accrual basis in accordance with FASB EITF 02-03.

The following table illustrates movements in the fair value of the corporation's price risk management assets during the three months ended March 31, 2004:

Net price risk management assets outstanding at Dec. 31, 2003	$12.7
New contracts entered into during the period	4.1
Contracts realized, amortized or settled during the period	(3.6)
Changes in values attributable to market price and other market changes	2.0
Changes in values attributable to changes in valuation techniques and assumptions	–
Net price risk management assets outstanding at March 31, 2004	$15.2

The source of the valuations of the above contracts and maturities over each of the next five calendar years and thereafter is as follows:

						2009 and
	2004	2005	2006	2007	2008	thereafter	Total

Prices actively quoted	$6.3	$3.3	$2.1	$1.5	$–	$–	$13.2
Prices based on models	2.0	–	–	–	–	–	2.0

	$8.3	$3.3	$2.1	$1.5	$–	$–	$15.2

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The carrying and fair value of energy trading assets and liabilities included on the consolidated balance sheet are as follows:

	March 31,	Dec. 31,
Balance Sheet	2004	2003

Price risk management assets
- Current	$39.8	$75.1
- Long-term	54.6	42.5
Price risk management liabilities
- Current	(30.7)	(69.2)
- Long-term	(48.5)	(35.7)

Net price risk management assets outstanding	$15.2	$12.7

In accordance with EITF 02-03, physical transmission is accounted for under accrual accounting. As of March 31, 2004, TransAlta had recorded $9.1 million on the consolidated balance sheet as prepaid transmission related to these contracts. The maximum term of these contracts is 12 months.

The corporation's trading positions at March 31, 2004 were as follows:

		Fixed price payor	Fixed price receiver	Maximum term
	Units (000s)	notional amounts	notional amounts	in months

Electricity	MWh	5,947.5	6,761.5	58
Natural gas	GJ	40,609.4	55,340.9	21

The corporation's electrical transmission contracts trading position was 7.0 million megawatt hours (MWh) at March 31, 2004 compared to 7.4 million MWh at Dec. 31, 2003.

4 .    L O N G - T E R M     R E C E I V A B L E S

During the quarter, CE Gen collected amounts advanced to the Zinc Recovery Project which is owned by MidAmerican affiliates. TransAlta's portion of the proceeds was $90.8 million. Funds collected were used to repay a portion of the CE Gen secured bonds.

At Dec. 31, 2000, TransAlta made a provision of US$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a FERC Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund US$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and US$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review power and gas prices used to determine mitigated market clearing prices. On March 17, 2004, the CAISO released its preliminary adjusted prices and based on these prices, TransAlta increased its provision for potential refund liabilities by US$17.2 million (Cdn$22.9 million) to US$46.0 million. The estimated refund liability now owed by TransAlta is US$46.0 million, being US$27.6 million to the CAISO, US$17.9 million to the CALPX and US$0.5 million to the Automated Power Exchange. The remaining receivable has been reclassified to current accounts receivable as collection is expected within the next 12 months.

FERC has indicated that it will provide an opportunity near the end of the refund hearings for power marketers such as TransAlta to petition for relief from refund obligations. To be successful in such a petition for relief TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. TransAlta is currently assessing the amount of any operating loss it has suffered as a result of the refund methodology applied on March 17, 2004 by CAISO. TransAlta may file with FERC a petition for relief from the refund obligation once this assessment is completed. While the outcome of any such filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

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5 .    L O N G - T E R M    D E B T    A N D   I N T E R E S T    E X P E N S E

TransAlta has included the corporation's preferred securities in long-term debt on the consolidated balance sheets (Note 1). Preferred securities distributions are included in interest expense as shown below.

3 months ended March 31	2004	2003

Interest on recourse and non-recourse debt	$56.5	$57.0
Interest on preferred securities	9.2	9.2
Interest income	(0.4)	(1.7)
Capitalized interest	(4.4)	(20.9)

Net interest expense	$60.9	$43.6

6 . A S S E T R E T I R E M E N T O B L I G A T I O N S
A reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2003		$258.2
Liabilities incurred in period		21.8
Liabilities settled in period		(1.5)
Accretion expense		5.0
Revisions in estimated cash flows		(1.0)
Change in foreign exchange rates		(0.4)
Balance, March 31, 2004		$282.1

Liabilities incurred in the period reflect mining activities at the Alberta and Centralia coal mines. Asset retirement obligations are included in deferred credits and other long-term liabilities on the consolidated balance sheets.

7 . E M P L O Y E E   F U T U R E   B E N E F I T S

The corporation has registered pension plans in Canada and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees. The defined benefit option of the registered pension plans have been closed for new employees for all periods presented. Costs recognized in the period are presented below.

March 31, 2004	Registered	Supplemental	Other	Total

Current service cost	$1.1	$0.3	$0.2	$1.6
Interest cost	5.1	0.5	0.3	5.9
Expected return on plan assets	(5.9)	–	–	(5.9)
Experience loss	0.5	0.1	0.1	0.7
Amortization of net transition obligation (asset)	(2.3)	0.1	–	(2.2)

Defined benefit expense (income)	(1.5)	1.0	0.6	0.1
Defined contribution option expense of registered pension plan	3.1	–	–	3.1

Net expense	$1.6	$1.0	$0.6	$3.2

March 31, 2003	Registered	Supplemental	Other	Total

Current service cost	$1.0	$0.4	$0.2	$1.6
Interest cost	5.3	0.6	0.3	6.2
Expected return on plan assets	(5.9)	–	–	(5.9)
Experience loss	0.3	0.2	0.1	0.6
Amortization of net transition obligation (asset)	(2.3)	0.1	–	(2.2)

Defined benefit expense (income)	(1.6)	1.3	0.6	0.3
Defined contribution option expense of registered pension plan	2.4	–	–	2.4

Net expense	$0.8	$1.3	$0.6	$2.7

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8 .   C O M M O N   S H A R E S   I S S U E D   A N D   O U T S T A N D I N G

TransAlta Corporation is authorized to issue an unlimited number of voting common shares without nominal or par value. At March 31, 2004, the corporation had 191.5 million (Dec. 31, 2003 - 190.7 million) common shares issued and outstanding plus outstanding employee stock options to purchase an additional 3.1 million shares (Dec. 31, 2003 - 3.1 million).

In March 2003, the corporation issued 15.0 million common shares for gross proceeds of $240.0 million, with issue costs of $8.0 million. The offering included an option for the underwriters to purchase a further 2.25 million common shares for $36.0 million. This option was exercised on April 17, 2003 with issue costs of $3.0 million.

In February 2004, TransAlta announced a normal course issuer bid to repurchase up to 3.0 million common shares for cancellation. No shares were repurchased in the first quarter of 2004.

9 .   C O N T I N G E N C I E S

In March 2003, FERC completed its investigation of natural gas and power markets and indicated that the total industry refunds for price overcharges will be higher than originally anticipated. In June 2003, FERC issued two show cause orders, the Partnership Gaming Order and the Gaming Practices Order, in which TransAlta's U.S. subsidiaries were named. These orders required TransAlta to justify certain trading activities in California between Oct. 1, 2000 and June 20, 2001. In response to FERC's show cause orders TransAlta confirmed that it did not engage in gaming behavior. Based on the information provided by TransAlta, FERC Trial Staff filed a Motion to Dismiss with respect to TransAlta in the two show cause proceedings. On Jan. 22, 2004 FERC granted the FERC Trial Staff's motion to dismiss TransAlta from both the Partnership Gaming Order and the Gaming Practices Order. FERC found that TransAlta did not engage in prohibited gaming practices.

On May 30, 2002, the California Attorney General's Office filed civil complaints in the state court of California against eight wholesale power companies, including TransAlta. The complaint alleges violations of California's unfair business practices law in connection with rates charged for wholesale electricity sales. The state court denied the Attorney General's complaint and granted an order to dismiss the claims against TransAlta. The Attorney General has appealed this decision. The appeal is still ongoing at this time.

CE Gen's geothermal and cogeneration facilities are qualifying facilities under the Public Utility Regulatory Policies Act of 1978 (PURPA) and their contracts for the sale of electricity are subject to regulations thereunder. In order to promote open competition in the industry, legislation has been proposed in the U.S. Congress that calls for either a repeal of PURPA on a prospective basis or the significant restructuring of the regulations governing the electric industry, including sections of PURPA. Current federal legislative proposals would not abrogate, amend, or modify existing contracts with electric utilities. The ultimate outcome of any proposed legislation is unknown at this time.

The corporation is involved in various other claims and legal actions arising from the normal course of business. The corporation does not expect that the outcome of these proceedings will have a materially adverse effect on the corporation.

1 0 .   G U A R A N T E E S

TransAlta has provided guarantees to counterparties in order to facilitate Energy Marketing activities (physical and financial transactions) and for performance and payment of certain obligations. To the extent liabilities exist for trading activities, they are included in the consolidated balance sheet. The exposure for Energy Marketing activities at March 31, 2004 under both limited and unlimited guarantees would have been $486.3 million compared to $409.6 million at Dec. 31, 2003. The limit under performance guarantees at March 31, 2004 was $786.7 million compared to $828.6 million at Dec. 31, 2003. Collateral available was approximately $1.3 billion.

During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the Campeche plant. On April 5, 2004 the guarantee was released and the US$133.6 million of debt related to the plant became non-recourse to the corporation. For further discussion, see Note 13.

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1 1 .   S E G M E N T E D    D I S C L O S U R E S

The results of CE Gen are included in the Generation segment from the date of purchase (Jan. 29, 2003).

Each business segment assumes responsibility for its operating results measured to operating income.

I. Earnings information
		Energy
3 months ended March 31, 2004	Generation	Marketing	Corporate	Total

Revenues	$661.3	$39.8	$–	$701.1
Trading purchases	–	(26.8)	–	(26.8)
Fuel and purchased power	(310.0)	–	–	(310.0)

Gross margin	351.3	13.0	–	364.3
Operations, maintenance and administration	105.4	0.6	17.2	123.2
Depreciation and amortization	91.5	0.4	3.0	94.9
Taxes, other than income taxes	5.9	–	–	5.9

Operating expenses	202.8	1.0	20.2	224.0
Prior period regulatory decision	–	22.9	–	22.9
Gain on sale of TransAlta Power partnership units	(19.9)	–	–	(19.9)
Corporate allocations	18.0	2.2	(20.2)	–

Operating income (loss)	$150.4	$(13.1)	$–	137.3

Other expense				–
Foreign exchange gain				1.2
Net interest expense				(60.9)

Earnings before non-controlling interests and income taxes				$77.6

		Energy
3 months ended March 31, 2003	Generation	Marketing	Corporate	Total

Revenues	$605.5	$34.0	$–	$639.5
Trading purchases	–	(23.3)	–	(23.3)
Fuel and purchased power	(266.1)	–	–	(266.1)

Gross margin	339.4	10.7	–	350.1
Operations, maintenance and administration	118.1	2.1	17.5	137.7
Depreciation and amortization	69.3	0.8	4.3	74.4
Taxes, other than income taxes	6.1	–	–	6.1

Operating expenses	193.5	2.9	21.8	218.2
Corporate allocations	19.4	2.4	(21.8)	–

Operating income	$126.5	$5.4	$–	131.9

Other expense				(0.2)
Foreign exchange loss				(7.5)
Net interest expense				(43.6)

Earnings before non-controlling interests and income taxes				$80.6

II. Selected balance sheet information
		Energy
March 31, 2004	Generation	Marketing	Corporate	Total

Goodwill	$120.2	$29.3	$–	$149.5
Total segment assets	$7,498.8	$259.8	$538.4	$8,297.0

Dec. 31, 2003

Goodwill	$120.3	$29.3	$–	$149.6
Total segment assets	$7,598.8	$235.7	$562.5	$8,397.0

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III. Selected cash flow information
		Energy
3 months ended March 31, 2004	Generation	Marketing	Corporate	Total

Capital expenditures	$90.0	$0.2	$1.7	$91.9

3 months ended March 31, 2003

Capital expenditures	$289.8	$2.1	$1.0	$292.9
Acquisitions	$323.4	$–	$–	$323.4

Depreciation and amortization expense (D&A) per statement of cash flows
3 months ended March 31			2004	2003

Depreciation and amortization expense for reportable segments			$94.9	$74.4
Mining equipment depreciation, included in fuel and purchased power			11.6	10.1
Accretion expense, included in depreciation and amortization expense			(5.0)	(5.2)
Other			–	1.6

			$101.5	$80.9

1 2 .   C O M P A R A T I V E    F I G U R E S

Certain comparative figures have been reclassified to conform to the current period's presentation.

1 3 .   S U B S E Q U E N T E V E N T

The corporation has a US$133.6 million, 16-year credit facility related to the financing of the construction of the gas-fired power plant in Campeche, Mexico which began commercial operations in May 2003. At March 31, 2004, the entire credit facility was utilized. During construction and until certain conditions were met, the corporation provided a guarantee to the lenders of the plant. On April 5, 2004, the plant was pledged as collateral and the corporation was relieved of its guarantee. At that time, the US$133.6 million of debt related to the plant became non-recourse to the corporation.

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to accounting principles generally accepted in the U.S. (U.S. GAAP). Significant differences between Canadian and U.S. GAAP are as follows:

A. EARNINGS AND EARNINGS PER SHARE (EPS)

3 months ended March 31	*Reconciling items*	2004	2003
Net earnings - Canadian GAAP		$ 47.2	$ 48.7
Derivatives and hedging activities, net of tax	*(I)*	(0.7)	2.7
Start-up costs, net of tax	*(II)*	-	(0.2)
Amortization of debt extinguishment, net of tax	*(III)*	-	0.3
Amortization of pension transition adjustment	*(V)*	(1.1)	(1.4)
Net earnings before change in accounting principle - U.S. GAAP		45.4	50.1
Cumulative effect of change in accounting principle, net of tax	*(X), (XII)*	-	52.5
Net earnings - U.S. GAAP		$ 45.4	$ 102.6
Foreign currency cumulative translation adjustment	*(I), (VII), (XII)*	6.3	(19.7)
Net loss on derivative instruments	*(I), (VII)*	(5.4)	(16.0)
Comprehensive income - U.S. GAAP		$ 46.3	$ 66.9
Basic EPS - U.S. GAAP			
Net earnings before change in accounting principle		$ 0.24	$ 0.29
Cumulative effect of change in accounting principle		-	0.31
Net earnings		$ 0.24	$ 0.60
Diluted EPS - U.S. GAAP			
Net earnings before change in accounting principle		$ 0.24	$ 0.29
Cumulative effect of change in accounting principle		-	0.31
Net earnings		$ 0.24	$ 0.60

B. BALANCE SHEET INFORMATION

	Reconciling items	March 31, 2004 Canadian GAAP	March 31, 2004 U.S. GAAP	Dec. 31, 2003 Canadian GAAP	Dec. 31, 2003 U.S. GAAP
Assets					
Cash	*(IX), (XII)*	$ 121.5	$ 280.9	$ 155.0	$ 155.0
Current derivative assets	*(I)*	-	12.8	-	6.9
Accounts receivable	*(VIII), (XII)*	421.7	733.2	410.2	409.3
Prepaid expenses	*(XII)*	86.8	81.5	53.8	53.8
Income taxes receivable	*(I)*	102.7	121.3	108.9	126.3
Investments	*(IX), (XII)*	5.0	114.7	5.0	189.4
Property, plant and equipment, net	*(II), (XII)*	6,363.4	5,773.5	6,316.9	6,314.0
Long-term derivative assets	*(I), (XI)*	-	122.4	-	102.8
Other assets	*(I), (III), (XII)*	223.2	66.0	226.8	76.6
Liabilities					
Accounts payable and accrued liabilities	*(V), (XII)*	581.1	532.9	547.2	517.2
Current derivative liabilities	*(I)*	-	36.2	-	40.3
Current portion of long-term debt	*(IX), (XII)*	182.4	360.5	183.8	183.8
Long-term debt	*(I), (XII)*	2,866.8	2,768.4	2,962.3	3,185.9
Deferred credits and other long-term liabilities	*(I), (XI), (XII)*	377.3	372.8	359.3	364.5
Long-term derivative liabilities	*(I)*	-	36.1	-	12.2
Future or deferred income tax liability	*(I), (II), (IV), (V)*	699.0	663.0	686.7	671.8
Non-controlling interests	*(I)*	540.0	537.5	477.9	475.6
Equity					
Common shares	*(VIII)*	1,568.3	1,568.3	1,555.7	1,554.8
Retained earnings	*(I), (III), (V)*	933.2	933.5	933.9	936.0
Cumulative translation adjustment	*(I)*	(26.1)	-	(29.0)	-
Accumulated other comprehensive loss	*(I), (V), (VII)*	-	(105.2)	-	(106.1)

C. RECONCILING ITEMS

I. Derivatives and hedging activities

(i) FAIR VALUE HEDGING STRATEGY

The corporation enters into forward exchange contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure. The swaps modify exposure to interest rate risk by converting a portion of the corporation's fixed-rate debt to a floating rate.

The corporation's fair value hedges resulted in a net impact to income of $nil in the three months ended March 31, 2004 (2003 - $nil) related to the ineffective portion of its hedging instruments (inclusive of the time value of money) as well as the portion not designated as a hedge.

(ii) CASH FLOW HEDGING STRATEGY

In the three months ended March 31, 2004 the corporation's cash flow hedges resulted in an after-tax effect of $nil (2003 – $nil) related to the ineffective portion of its hedging instruments, and an after-tax effect of $nil (2003 – $nil) related to the portion not designated as a hedge.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million. The loss is being reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

In June 2002, forward starting swaps with a notional amount of US$125.0 million were settled and debt was issued, resulting in an after-tax loss of $6.7 million. The loss is being reclassified from AOCI into income as interest expense is recognized on the debt.

In January 2001, forward starting swaps with a notional amount of $200.0 million were settled and debt was issued. The $1.5 million after-tax transitional amount in AOCI relating to the swaps is being reclassified into income as interest expense is recognized on the debt.

Over the next 12 months, the corporation estimates that $8.1 million of after-tax losses that arose from cash flow hedges will be reclassified from AOCI to net earnings. The corporation also estimates that $3.7 million of after-tax losses on cash flow hedging instruments that arose on adoption of Statement 133 will be reclassified from AOCI to earnings. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from AOCI to earnings (positive or negative) will be for the next 12 months.

(iii) NET INVESTMENT HEDGES

The company uses cross-currency interest rate swaps, forward sales contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico. Realized and unrealized gains and losses from these hedges are included in Other Comprehensive Income (OCI), with the related amounts due to or from counterparties included in long-term derivative assets and liabilities and long-term debt.

In the three months ended March 31, 2004, the corporation recognized an after-tax gain of $6.3 million (2003 - $19.7 million after-tax loss) on its net investment hedges, included in OCI.

In the three months ended March 31, 2004, the corporation recognized after-tax gains of $nil (2003 –$nil), related to ineffectiveness of net investment hedges.

(iv) TRADING ACTIVITIES

The corporation markets energy derivatives to optimize returns from assets, to earn trading revenues and to gain market information. Derivatives, as defined under Statement 133, are recorded on the consolidated balance sheet at fair value under both Canadian and U.S. GAAP. Non-derivative contracts entered into subsequent to the rescission of EITF 98-10 are accounted for using the accrual method. Prior to the rescission of EITF 98-10, non-derivative contracts were accounted for using mark-to-model accounting.

(v) OTHER HEDGING ACTIVITIES

In the three months ended March 31, 2004 the corporation recognized pre-tax gains of $nil (2003 - $3.4 million) related to hedging activities that do not qualify for hedge accounting under Statement 133.

II. Start-up costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP, which also results in decreased depreciation and amortization expense under U.S. GAAP.

III. Debt extinguishment

Under U.S. GAAP, the premium on redemption of long-term debt related to the 1998 limited partnership transaction was recorded when incurred, whereas for Canadian GAAP the loss was being amortized to earnings over the period of the limited partnership (20 years). As the buyback option was terminated in connection with the sale of the Sheerness plant, the deferred amount was recognized in earnings in 2003.

IV. Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

	March 31, 2004	Dec. 31, 2003
Future income tax liability (net) under Canadian GAAP	$ (556.4)	$ (560.9)
Derivatives	51.6	31.3
Start-up costs	(2.3)	(2.3)
Employee future benefits	(13.3)	(14.1)
	$ (520.4)	$ (546.0)

Comprised of the following:

	March 31, 2004	Dec. 31, 2003
Current deferred income tax assets	$ 27.7	$ 29.4
Long-term deferred income tax assets	116.4	101.0
Current deferred income tax liabilities	(1.5)	(4.6)
Long-term deferred income tax liabilities	(663.0)	(671.8)
	$ (520.4)	$ (546.0)

V. Employee future benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989. It was not feasible to apply this standard using this effective date. The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the U.S. Securities and Exchange Commission (SEC) and is amortized over 10 years.

As a result of the corporation's plan asset return experience for its U.S. registered pension plan, at Dec. 31, 2003 the corporation was required under U.S. GAAP to recognize an additional minimum liability. The liability was recorded as a reduction in common equity through a charge to OCI, and did not affect net income for 2003. The charge to OCI will be restored through common equity in future periods to the extent fair value of trust assets exceed the accumulated benefit obligation.

VI. Joint ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VII. Other comprehensive income (loss)

The changes in the components of OCI were as follows:

3 months ended March 31	2004	2003
Net loss on derivative instruments:		
Unrealized loss, net of tax of $4.7 million	(6.3)	(16.9)
Reclassification adjustment for gain included in net income, net of tax of $0.5 million	0.9	0.9
Net loss on derivative instruments	(5.4)	(16.0)
Translation adjustments	6.3	(19.7)
Other comprehensive income (loss)	$ 0.9	$ (35.7)

The components of AOCI were:

	March 31, 2004	Dec. 31, 2003
Net loss on derivative instruments	$ (76.6)	$ (71.2)
Translation adjustments	(27.5)	(33.8)
Registered pension alternate minimum liability	(1.1)	(1.1)
Accumulated other comprehensive loss	$ (105.2)	$ (106.1)

VIII. Share capital

Under U.S. GAAP, amounts receivable for share capital should be recorded as a deduction from shareholders' equity. Under Canadian GAAP, effective Jan. 1, 2004, TransAlta has elected to prospectively present employee share purchase plan loans as a deduction from shareholders' equity thereby eliminating the difference between U.S. and Canadian GAAP as of Jan. 1, 2004. Under the corporation's employee share purchase plan, accounts receivable at Dec. 31, 2003 were $0.9 million.

IX. Right of offset agreement

The corporation has a New Zealand bank deposit that has been offset with a New Zealand bank facility under a right of offset agreement. The arrangement does not qualify for offsetting under U.S. GAAP. During the first quarter of 2004, the corporation has decided to refinance certain foreign operations during the remainder of 2004. As a result, the deposit and bank facility are now considered a current asset and liability, respectively.

X. Asset retirement obligations

The Financial Accounting Standards Board (FASB) issued Statement 143, Asset Retirement Obligations, which requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred. A corresponding amount is capitalized as part of the asset's carrying amount and depreciated over the asset's useful life. TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods. Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied. The change resulted in an after-tax increase in net earnings of $52.5 million, ($82.7 million pre-tax).

XI. Guarantees

TransAlta accounts for guarantees and related contracts, for which it is the guarantor, under FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others. In accordance with FIN 45, upon issuance or modification of a guarantee on or after Jan. 1, 2003, the corporation recognizes a liability at the time of issuance or material modification for the estimated fair value of the obligation it assumes under the guarantee. TransAlta reduces the obligation over the term of the guarantee or related contract in a systematic and rational manner as risk is reduced under the obligation.

XII. Variable interest entities

In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46R which served to clarify guidance in FIN 46. During the fourth quarter of 2003, the corporation adopted the provisions of FIN 46R with respect to special purpose entities. The adoption did not have a significant impact on the corporation's financial position, results of operations or cash flows. During the first quarter of 2004, the corporation adopted the provisions of FIN 46R related to non-special purpose entities. The corporation has considered the provisions of FIN 46R for all subsidiaries and their related power purchase, power sale or tolling agreements. Factors considered in the analysis include the duration of the agreements, how capacity and energy payments are determined, source and payment terms for fuel, as well as responsibility and payment for operating and maintenance expenses. The corporation has two wholly-owned subsidiaries in Mexico which were created to hold the corporation's 100 per cent interest in the Campeche and Chihuahua power plants. These subsidiaries were formed in 2000 and 2001 and are considered variable interest entities under FIN 46R. As a result of the forgoing considerations, the corporation has determined that the nature of the fuel purchase and power sale contracts relating to the wholly-owned Mexican operations insulate the corporation from significant variability in the cash flows relating to the assets. Therefore TransAlta is not the primary beneficiary and does not consolidate the entities. Accordingly, the subsidiaries owning the Campeche and Chihuahua plants are presented as equity investments rather than consolidated subsidiaries in the consolidated financial statements. 100 per cent of the results from operations of the two plants are presented as equity income on the consolidated income statements. There was no impact to net earnings as a result of adoption of this interpretation. TransAlta wholly owns and operates the 252-MW Campeche and 259-MW Chihuahua plants which were commissioned in 2003. The plants' electrical output is sold under 25 year contracts to Mexico's government owned utility, the Comisión Federal de Electricidad. At March 31, 2004, the corporation's maximum exposure to loss is its $440.8 million net investment in the two plants.

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T R A N S A L T A   C O R P O R A T I O N

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S U P P L E M E N T A L I N F O R M A T I O N
(Annualized)		March 31, 2004	Dec. 31, 2003

Closing market price		$17.80	$18.53
Price range (last 12 months)
	High	$18.79	$19.55
	Low	$17.46	$15.36
Debt/invested capital (including non-recourse debt)		45.6%	47.6%
Debt/invested capital (excluding non-recourse debt)		41.1%	42.5%
Return on common shareholders' equity		9.7%	10.3%
Return on invested capital		8.6%	9.1%
Book value per share		$12.93	$12.90
Cash dividends per share		$1.00	$1.00
Price/earnings ratio (times)		14.5	14.7
Dividend payout ratio		81.8%	79.0%
Dividend coverage (times)		4.1	4.1
Dividend yield		5.6%	5.4%
Cash flow to total debt		16.2%	17.9%

R A T I O    F O R M U L A S

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments)/(debt + preferred shares + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings/average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense)/average annual invested capital

Book value per share = common shareholders’ equity/common shares outstanding

Price/earnings ratio = current year’s close/basic earnings per share

Cash flow to total debt = cash flow from operations before changes in working capital/by two-year average of total debt Dividend payout = dividends/net earnings excluding gain on discontinued operations Dividend coverage = cash flow from operating activities/common share dividends Dividend yield = common share dividends/current year’s close price

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T R A N S A L T A C O R P O R A T I O N

Q U A R T E R L Y R E P O R T 2 0 0 4

G L O S S A R Y    O F   K E Y    T E R M S

Availability -

A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) -	A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity -	The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Gigawatt -	A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) -	A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate -	A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt -	A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) -	A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity -	The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread -	A measure of gross margin per MW (sales price less cost of fuel).

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T R A N S A L T A    C O R P O R A T I O N

Q U A R T E R L Y   R E P O R T   2 0 0 4

TransAlta Corporation

Box 1900, Station “M” 110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

PHONE

403.267.7110

WEB SITE

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station Toronto, Ontario Canada M5C 2W9

PHONE

toll free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

FAX

416.643.5501

WEB SITE

www.cibcmellon.ca

F O R   M O R E   I N F O R M A T I O N :

Media inquiries:

Tim Richter

Senior Advisor, Media & Government Relations

PHONE

403.267.7238

PAGER

403-213-7041

EMAIL

media_relations@transalta.com

Investor inquiries:

Daniel J. Pigeon

Director, Investor Relations

PHONE

1.800.387.3598 in Canada and United States

or 403.267.2520

FAX

403.267.2590

EMAIL

investor_relations@transalta.com

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